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                                                                    EXHIBIT 13.1

                       1996 ANNUAL REPORT TO SHAREHOLDERS


We are pleased to furnish you with our Annual Report for the year ended December 31, 1996 and to update you on the Company's current activities.

As you probably know, on August 21, 1997, we announced the signing of a definitive agreement for the merger of Boston Technology with the Company in a tax-free, stock-for-stock transaction, which will be accounted for as a pooling of interests. This merger is expected to be submitted for approval by the shareholders of both companies in early 1998.

Under the terms of the agreement, each share of Boston Technology common stock will be converted into 0.65 of a share of the Company. Based on Boston Technology's current number of outstanding shares, Comverse will issue approximately 18.1 million new shares to Boston Technology shareholders to complete the transaction, which will result in Boston Technology shareholders owning approximately 42 percent of the resulting common stock of Comverse, and Comverse Technology shareholders owning approximately 58 percent. The combined company will be called Comverse Technology, Inc., with its headquarters remaining in Woodbury, NY.

A joint proxy statement/ prospectus, which includes details on the proposed merger, is included as part of this mailing. We urge you to read this document carefully.

                                      ***

Comverse's 1996 operating results reflect the continuation of the Company's strong record of sales and earnings growth. For the year, sales increased 44%, to $197,181,000, while net income advanced 64%, to $27,988,000. This strong growth has continued through the first nine months of 1997, with sales up 46%, to $202,681,000, and net income up 62%, to $31,695,000. For the five-year period ending December 31, 1996, Comverse's sales and net income have grown at compounded annual rates of 41% and 63%, respectively.

Our outstanding record of sales and earnings growth reflects a number of factors, including the expansion of the markets in which our products compete, and the strong positioning of our three main products, TRILOGUE(R), AUDIODISK(TM), and ULTRA(TM), within those markets.

Our largest product line, TRILOGUE, capitalizes on the significant recent growth in telecommunications services worldwide, and the increased motivation among telecommunications network operators, fueled by industry-wide trends such as deregulation and privatization, to launch and promote new revenue-generating services.


CORPORATE HEADQUARTERS:  170 CROSSWAYS PARK DRIVE, WOODBURY, NEW YORK 11797
                         Telephone:  (516) 677-7200    Facsimile (516) 677-7355
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1996 Annual Report to Shareholders
Page 2


TRILOGUE enables wireless and wireline telephone companies to offer, to their residential and business customers, a range of revenue-generating enhanced telecommunications services, including, among others, voice/fax messaging, information services, and personal communications services. These enhanced services are rapidly becoming an essential element of the package of features offered by telephone companies throughout the world, and a critical source of revenues to these telephone companies, particularly in the growing wireless telecommunications segment.

All of these enhanced services generate revenue for our phone company customers, through subscriber fees, pay-per-call usage fees, higher call completion rates, and for our wireless customers, through increased billable airtime.

More than 150 phone companies, including more than 100 wireless network operators, have selected TRILOGUE as their platform for enhanced services. We are particularly well-positioned in the digital wireless market the fastest growing segment of the mobile communications industry with more than 80 digital wireless networks having selected TRILOGUE. This large and expanding base of telephone company customers is among Comverse's most valuable assets. Each TRILOGUE customer represents an opportunity for future additional orders of capacity and software from Comverse, to support subscriber and traffic growth from existing services, and to enable the launch of new revenue-generating services. This gives Comverse an ongoing revenue stream from our existing customers, and increases our market presence and participation in the global growth in enhanced telecommunications services, as well as the worldwide expansion of wireless subscribers.

Our AUDIODISK product line, which is used by law enforcement and intelligence agencies worldwide in support of their monitoring activities, is also benefiting from major global trends.

Traditionally, analog, tape recorder-based equipment has been used in support of monitoring activities focused on areas such as crime prevention and prosecution, intelligence gathering, and counter-terrorism operations. Increasing government focus on these areas, and the enormous growth in telecommunications traffic, have expanded the opportunities in this market. In addition, the growth in digital telecommunications has rendered analog equipment ineffective in monitoring some of the fastest growing forms of communications traffic, such as digital wireless, modem, and fax. This growth in digital telecommunications is driving law enforcement and intelligence agencies to replace their outdated analog monitoring systems with advanced digital technology. Comverse, through its AUDIODISK product line, is a leader in this growing market.

In April 1996, we introduced our newest product line, the ULTRA series of digital call recording systems.

A large variety of organizations, such as call centers and financial institutions, record, archive and analyze their communications traffic, for order verification, dispute resolution, quality control and supervision, training, and other purposes. This growing market is also undergoing an analog-to-digital transition, as digital technology offers superior quality, improved storage and retrieval, and seamless integration into customer databases.
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1996 Annual Report to Shareholders
Page 3


As an emerging supplier of advanced digital call recording systems, Comverse is well-positioned to participate in this market's expansion.

Comverse's excellent competitive positioning in these three growing markets has been achieved through our commitment to continuous product development and improvement, which is reflected in our substantial ongoing investment in research and development, and the strengthening of our sales, marketing, service and support capabilities around the world.

In recent years, Comverse has established the critical elements for its future
success.   These include a leadership position in high-growth markets, strong technologies and products, a strong balance sheet, with, as of September 30, 1997, more than $321 million in working capital, an experienced and cohesive management team, and a growing worldwide market presence. The Company is well-positioned to continue its record of growth and success.

In closing, I'd like to extend my appreciation to the Company's dedicated employees, who have made Comverse successful through their outstanding efforts, our Board of Directors, for their guidance and strategic insight, our customers, for their loyalty and confidence, and of course, to you, our shareholders, for your continued support and encouragement.

Sincerely,

/s/ Kobi Alexander

Kobi Alexander
Chairman, President, Chief Executive Officer
November 24, 1997
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(Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 to be attached.)